SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number V-1799

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MG ADVANTAGE 401(k) PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

MEDIA GENERAL, INC.

333 East Franklin Street

Richmond, Virginia 23219

Financial Statements

And Supplemental Schedule

MG Advantage 401(k) Plan

Years ended December 31, 2008, and 2007

with Report of Independent Registered Public Accounting Firm

MG Advantage 401(k) Plan

Financial Statements

and Supplemental Schedule

Years ended December 31, 2008, and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrator

MG Advantage 401(k) Plan

We have audited the accompanying statements of net assets available for plan benefits of the MG Advantage 401(k) Plan, as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

May 6, 2009
Richmond, Virginia

MG Advantage 401(k) Plan

Statements of Net Assets Available for Plan Benefits

	December 31,
	2008	2007
Assets
Cash	$244,922	$1,441,621
Investments, at fair value	142,255,548	237,152,437
Profit sharing contribution receivable	—	5,873,257

Net assets available for plan benefits, at fair value	$142,500,470	$244,467,315

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,142,854	—

Net assets available for plan benefits	$143,643,324	$244,467,315

See accompanying notes.

MG Advantage 401(k) Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Years Ended December 31,
	2008	2007
Income:
Investment income:
Interest & dividends	$7,817,269	$12,744,376
Net realized and unrealized depreciation in fair value of investments	(105,181,077)	(17,330,880)

	(97,363,808)	(4,586,504)

Contributions:
Employer:
Matching	10,289,709	10,577,512
Profit Sharing	—	5,873,257
Participants	15,986,815	16,805,644
Rollovers	773,984	1,371,313

	27,050,508	34,627,726

Total (decrease)/increase to Income	(70,313,300)	30,041,222

Expenses:
Distributions to participants	(30,510,691)	(29,456,876)

Net (decrease)/increase in net assets available for plan benefits	(100,823,991)	584,346
Net assets available for plan benefits at beginning of year	244,467,315	243,882,969

Net assets available for plan benefits at end of year	$143,643,324	$244,467,315

See accompanying notes.

MG Advantage 401(k) Plan

Notes to Financial Statements

December 31, 2008

1.	General

Fidelity Management Trust Company (Fidelity) is the trustee, recordkeeper, and investment manager of the MG Advantage 401(k) Plan (the Plan), pursuant to a trust agreement dated January 1, 2001. The investment fund options include nineteen Fidelity funds, the Lord Abbett Small Company Value Fund, the Rainier Small/Mid Cap Fund, the Dodge & Cox Stock Fund, the Goldman Sachs Mid Cap Value Class A Fund, and the Media General Stock Fund. The Plan added six Fidelity Freedom funds during 2008.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Valuation of Investments

All investments are carried at fair value or an approximation of fair value. Dividends are recorded on the ex-dividend date and interest is accrued as earned. The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157), which defines fair value under U.S. generally accepted accounting principles, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. Effective January 1, 2008, the Plan adopted SFAS 157 which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. Adoption of SFAS 157 did not have a material impact on the Plan’s financial statements.

The following provides a description of the three levels of inputs that may be used to measure fair value under SFAS 157, the types of Plan investments that fall under each category, and the valuation methodologies sued to measure these investments at fair value.

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Mutual Funds and the Media General Inc. Common Stock Fund:

These investments are public investment securities valued using the Net Asset Value (NAV) provided by Fidelity. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies.

Common/Collective Investment Trusts:

These investments are public investment securities valued using the NAV provided by Fidelity. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

Loans to Participants:

Loans to plan participants are valued at cost plus accrued interest, which approximates fair value.

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

2.	Significant Accounting Policies (continued)

Valuation of Investments (continued)

As described in Financial Accounting Standards Board Staff Position AAG INV-1 (FSP) and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investments Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. Contract value, however, is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive investment contracts thorough a common/collective fund (Fidelity Managed Income Portfolio Fund). As required by the FSP, the statements of net assets available for benefits present the fair value of the Fidelity Managed Income Portfolio and the adjustment from fair value to contract value.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from these estimates.

3.	Contributions

The Plan allows participants to make pretax contributions by means of regular payroll deductions, up to 30% of a participant’s total compensation subject to limitations prescribed by the Internal Revenue Code. After-tax contributions are not allowed. The Company matched 100% of contributions up to 5% of a participant’s total pay. Participants may rollover account balances from a prior employer’s qualified retirement plan or “conduit” IRA that holds only prior qualified plan balances. Participant contributions are invested in accordance with Plan terms directed by participants in the twenty-four investment options mentioned in Note 1. Company matching contributions are initially invested in Company stock, subject to transfer provisions discussed in the following paragraphs.

Participants may change their investment elections directly with Fidelity at any time. Effective October 1, 2007, all participants may transfer 100% of the market value of their account among all fund options at any time. Participants over age 55 have always been able to transfer 100% of the market value of their account among all fund options.

Between January 1, 2007 and September 30, 2007, all participants under age 55 could transfer 100% of their Media General Common Stock Fund balance attributed to employee contributions. Also between January 1, 2007 and September 30, 2007, participants under age 55 with three years of service could transfer during the year 33% of their Media General Common Stock Fund balance attributed to employer contributions. All participants under age 55 could continue to transfer 25% of their Media General Stock Fund balance once a quarter to any of the other funds.

Effective October 1, 2007, the Company eliminated the restrictions on transferring out of the Media General Common Stock Fund for participants under age 55.

The Plan also includes, among other things, a loan feature (see Note 6). Under specified guidelines, a participant may request the trustee to transfer a portion of the participant’s balance in other funds into a loan account for disbursement as a loan to the participant. Repayment of principal and interest is generally made by payroll deduction and the loans are fully secured by the participant’s account balance.

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

4.	Profit Sharing Contributions

The Plan has a profit sharing component, dependent upon the Company meeting certain specified financial objectives. This component can range from 2% to 6% of a participant’s compensation. Participants are not required to make a pre-tax contribution to receive the profit sharing contribution. All Plan participants on January 1 of a given year are eligible to receive a profit sharing contribution for that year. Otherwise, to be eligible, one must have attained age 18 and completed 1000 hours of service in the first 12 months of employment or in a given Plan Year. Once eligible, participants will receive a profit sharing allocation, if one is made, if employed on the last day of the year; completed 1000 hours of service during the Plan Year, or die, retire, or become totally and permanently disabled during that Plan Year. If an eligible participant terminates during the Plan Year for other reasons, these former employees may still receive a profit sharing contribution for that Plan Year if they attained age 55 with 10 years of service and were hired before January 1, 2007; or attained age 60 with 10 years of service and were hired after December 31, 2007.

For the 2007 Plan Year, the Company awarded a profit sharing contribution of $5,873,257, representing 2% of participant’s compensation based upon the level of achievement of specified financial objectives, which was paid on March 31, 2008. Based on Company performance, there was no profit sharing contribution for the 2008 Plan Year.

5.	Eligibility, Vesting, Withdrawals, and Terminations

Any employee who has completed 45 days of service and is at least 18 years old shall be eligible to participate in the Plan as of the first day of the month following meeting these eligibility requirements. In the event of termination of employment or withdrawal from the Plan, participants may receive the total value of their account either directly or by rollover to another qualified account. If the participant’s account value is $1,000 or greater at the time of termination, they may keep their balance in the Plan. The vesting provisions of the Plan provide for immediate 100% vesting of the value of Company pretax matching contributions. Participants are 100% vested in their Profit Sharing Account after completion of three years of service, death, becoming totally and permanently disabled, or reaching age 65. Forfeited non-vested amounts relating to Profit Sharing contributions approximated $123,000 as of December 31, 2008. These amounts will be used to reduce future Company contributions and administrative expenses.

The Company has established the Plan with the intention that it will continue. The Company has the right at any time to terminate the Plan. Should the Plan be terminated, the value of the participants’ accounts would be distributed to the participants in a manner consistent with the Summary Plan Document.

The above descriptions are provided for informational purposes. Readers should refer to the most recently updated Summary Plan Document for more complete information on Plan provisions.

6.	Loans to Participants

The Plan has a loan feature available to all Plan participants. Loans are made from the participant’s account, reducing the investment balance and creating a receivable in the Loan Fund. Loans are secured by the participant’s vested account balance. Loans to terminated participants and loans in default are treated as distributions to the participant. Loans are generally repaid through payroll deduction including principal and interest. The principal portion reduces the receivable from participants and both principal and interest are transferred to the participant’s investment account as repayments are received.

Participants may obtain loans based on the vested value of their accounts. New loans cannot exceed 50% of the participant’s account value (excluding the value of any profit sharing component) or a maximum of $50,000 in accordance with the Department of Labor’s regulations on loans to participants. Loans are limited to one loan per participant per twelve-month period with a maximum of two loans outstanding at any one time. Loans shall bear a reasonable rate of interest and must be repaid over a period not to exceed 5 years unless used to purchase the participant’s primary residence, in which case the loan must be repaid over a period not to exceed 10 years.

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

7.	Income Taxes

The Internal Revenue Service ruled on February 27, 2003 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) as of January 1, 2002, and, therefore, the related trust is not subject to tax under present income tax law. Employee contributions qualify as “cash or deferred” contributions under Section 401(k) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. On January 30, 2009, the Company requested a new ruling from the IRS which will cover all amendments and restatements since the February 27, 2003 ruling up through December 31, 2008. The Company believes the Plan continues to qualify under the IRC and the related trust is tax exempt.

8.	Investments

Investments representing five percent or more of the Plan’s net assets at December 31, 2008 and 2007 consisted of the following:

	2008		2007
Name and Title	Cost	Market Value	Cost	Market Value
Media General, Inc. Common Stock Fund	$60,185,614	$5,803,711	$63,477,140	$36,253,010
Fidelity Fund	22,237,447	16,030,501	24,827,936	31,335,920
Fidelity Managed Income Portfolio Fund	22,329,575	22,329,575	19,468,240	19,468,240
Fidelity Growth Company	16,198,501	13,440,956	16,519,337	23,888,278
Fidelity Diversified Intl	14,662,067	9,878,199	16,421,281	20,128,953
Fidelity Freedom 2010	15,015,707	11,490,200	16,119,067	17,407,843
Fidelity Freedom 2020	17,678,357	12,835,093	15,730,025	17,461,280
Lord Abbett Small Co. Value	14,130,943	9,339,374	16,062,011	14,859,383
Fidelity Freedom 2030	13,292,010	9,182,303	12,166,328	13,930,584

The above investments are reported at fair value, except for the Fidelity Managed Income Portfolio Fund, which is reported at contract value.

The Plan’s investments (depreciated) appreciated in fair value during 2008 and 2007 as follows:

Name and Title	2008	2007
Media General, Inc. Common Stock Fund	$(37,697,314)	$(26,253,071)
Fidelity Fund	(12,630,992)	3,300,385
Fidelity Growth Company	(9,633,023)	3,699,570
Fidelity OTC Portfolio	(3,631,402)	1,539,326
Fidelity Diversified International	(8,994,751)	1,199,059
Fidelity Freedom Income	(698,482)	(34,838)
Fidelity Freedom 2000	(226,204)	(1,162)
Fidelity Freedom 2005	(9,205)	—
Fidelity Freedom 2010	(5,155,456)	252,435
Fidelity Freedom 2015	(91,227)	—
Fidelity Freedom 2020	(6,833,235)	242,069
Fidelity Freedom 2025	(19,602)	—
Fidelity Freedom 2030	(6,154,148)	329,011
Fidelity Freedom 2035	(8,756)	—
Fidelity Freedom 2040	(2,327,388)	86,024
Fidelity Freedom 2045	(3,136)	—
Fidelity Freedom 2050	(3,763)	—
Fidelity Intermediate Bond	(611,437)	(41,770)
Fidelity Spartan Equity Index	(880,575)	35,080
Lord Abbett Small Company Value	(4,468,825)	(597,815)
Rainer Small/Mid Cap	(2,166,318)	(259,780)
Dodge & Cox Stock	(2,371,222)	(624,036)
Goldman Sachs Mid Cap	(564,616)	(201,367)

	$(105,181,077)	$(17,330,880)

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

9.	Fair Value of Financial Investments (SFAS 157)

Below are the Plan’s financial instruments carried at fair value on a recurring basis by their FAS 157 fair value hierarchy levels:

	As of December 31, 2008
	Quoted Prices In Active Markets for Identical Assets: (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Mutual Funds and Media General Inc. Common Stock Fund	$114,445,517	—	—	$114,445,517
Common/Collective Trusts	—	21,186,721	—	21,186,721
Participant Loans	—	—	$6,623,310	6,623,310

Total assets	$114,445,517	$21,186,721	$6,623,310	$142,255,548

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets and liabilities for the year ended December 31, 2008:

	Beginning Fair Value	Purchases, Sales, Issuances, Settlements Net	Ending Fair Value
Participant Loans	$7,840,308	$(1,216,998)	$6,623,310

10.	Related Party Transactions

Recurring administrative expenses of the Plan, which include trustee fees, are paid by Media General, Inc. Administrative expenses for the years ended December 31, 2008 and 2007 were approximately $208,000 and $187,000, respectively, all paid to Fidelity, a related party to the Plan.

11.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 to Form 5500:

2008
Net assets available for benefits per the financial statements	$143,643,324
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2008	(1,142,854)

Net assets available for benefits per the Form 5500	$142,500,470

Net decrease in net assets available for benefits per the financial statements	$(100,823,991)
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2008	(1,142,854)

Net decrease in net assets available for benefits per Form 5500	$(101,966,845)

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive contracts represents a reconciling item.

12.	Subsequent Event

Effective April 1, 2009, the Company suspended all Company matching contributions for the remainder of the 2009 plan year.

Supplemental Schedule

Schedule A

MG Advantage 401(k) Plan

EIN: 54-0850433 Plan: 001

Schedule H, Line 4 (i)

Schedule of Assets (Held at End of Year) **

December 31, 2008

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity date, rate of interest, par or maturity value	Current or Fair Value
Fidelity* Managed Income Portfolio	22,329,575 shares	$21,186,721
Fidelity* Fund	704,328 shares	16,030,501
Fidelity* Growth Company	274,529 shares	13,440,956
Fidelity* Freedom 2020	1,277,124 shares	12,835,093
Fidelity* Freedom 2010	1,109,093 shares	11,490,200
Fidelity* Diversified International	459,238 shares	9,878,199
Fidelity* Freedom 2030	940,810 shares	9,182,303
Fidelity* Intermediate Bond	611,135 shares	5,555,219
Fidelity* OTC Portfolio	145,292 shares	4,094,315
Fidelity* Freedom Income	376,943 shares	3,603,570
Fidelity* Freedom 2040	596,976 shares	3,337,096
Fidelity* Spartan Equity Index	48,813 shares	1,557,145
Fidelity* Freedom 2000	105,253 shares	1,057,790
Fidelity* Freedom 2015	46,699 shares	399,740
Fidelity* Freedom 2005	21,470 shares	180,132
Fidelity* Freedom 2025	17,184 shares	141,424
Fidelity* Freedom 2035	5,369 shares	43,114
Fidelity* Freedom 2045	5,796 shares	38,137
Fidelity* Freedom 2050	2,976 shares	19,225
Lord Abbett Small Company Value	462,116 shares	9,339,374
Dodge & Cox Stock	39,840 shares	2,962,929
Rainier Small/Mid Company Value	119,118 shares	2,400,220
Goldman Sachs Mid Company Value	47,830 shares	1,055,124
Media General, Inc.* Common Stock Fund	3,316,406 shares	5,803,711
Loans to participants*	4% - 10%	6,623,310

Total Investments		142,255,548
Interest-bearing Cash	244,922 units	244,922

Total Assets Held for Investment		$142,500,470

*	Party in interest to the Plan
**	Historical cost is not required as all investments are participant directed

EXHIBIT INDEX

TO

FORM 11-K FOR

MG ADVANTAGE 401(k) PLAN

Exhibit Number	Description of Exhibit
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, dated May 6, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

MG Advantage 401(k) Plan
(the Plan Registrant)

By:	/s/ John A. Schauss
John A. Schauss
Vice President, Finance and Chief Financial Officer

Date: May 6, 2009